UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

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Commission File Number: 001-39703

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Yatsen Holding Limited

Building 35, No. 2519 East Xingang Road

Haizhu District, Guangzhou 510330

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Yatsen Announces Certain Management Change

This current report on Form 6-K was submitted in connection with the resignation of Mr. Zhenjie (Jack) Xu as the chief human resources officer of Yatsen Holding Limited (“Yatsen”), effective from November 20, 2024. Mr. Xu’s resignation was due to personal reasons.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATSEN HOLDING LIMITED

By	:	/s/ Donghao Yang
Name	:	Donghao Yang
Title	:	Chief Financial Officer

Date: November 20, 2024